UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58015 / June 25, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12982

In the Matter of 　　**CERTIFIED SERVICES, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

Certified Services, Inc. ("Certified" or "Respondent"), pursuant to Rule 240(a) of the Rules of Practice for the Securities and Exchange Commission ("Commission") [17 C.F.R. § 201.240(a)] submitted an Offer of Settlement ("Offer") in the above-captioned proceeding, which was instituted against Respondent on March 6, 2008 by the Commission, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party prior to a hearing pursuant to the Commission's Rules of Practice, 17 C.F.R. § 201.100 et seq., and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, and the findings contained in Section III.1 and III.3 below, which are admitted, Respondent consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that

1.   Certified was incorporated in Nevada in 1999. Its headquarters were in Fort Lauderdale, Florida. The common stock of Certified has been registered under Section 12(g) of the Exchange Act since November 1996. The company's common stock (symbol "CSRV") is currently quoted on the Pink Sheets disseminated by Pink Sheets LLC. On May 12, 2005, Certified filed a voluntary Chapter 11 bankruptcy petition in the Southern District of Florida. Until May 23, 2006, Certified stock was listed and traded on the NASD Bulletin Board.

2.   Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

3.   Certified has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an annual report on Form 10-K since April 22, 2004 or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2004.

4.   As a result of the foregoing, Certified failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Florence E. Harmon
Acting Secretary